As filed with the Securities and Exchange Commission on June 28, 2018

File No. 812-14921

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FIRST AMENDED AND RESTATED APPLICATION FOR AN ORDER OF EXEMPTION

UNDER SECTION 17(b) OF THE

INVESTMENT COMPANY ACT OF 1940,

GRANTING AN EXEMPTION FROM SECTION 17(a) OF THE 1940 ACT,

TO PERMIT AN IN-KIND REPURCHASE OFFER

Altaba Inc.

140 East 45th Street, 15th Floor

New York, New York 10017

Communications, Notice and Order to:

Arthur Chong, Esq.

Altaba Inc.

140 East 45th Street, 15th Floor

New York, New York 10017

copies to:

Michael Hoffman, Esq.

Marc Packer, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

4 Times Square

New York, New York 10036

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of:	FIRST AMENDED AND RESTATED APPLICATION FOR AN ORDER OF EXEMPTION UNDER SECTION 17(b) OF THE INVESTMENT COMPANY ACT OF 1940, GRANTING AN EXEMPTION
ALTABA INC.	FROM SECTION 17(a) OF THE 1940 ACT, TO PERMIT AN IN-KIND REPURCHASE OFFER

File No. 812-14921

i

I.	RELIEF REQUESTED

Altaba Inc. (formerly Yahoo! Inc.) (the “Fund” or the “Applicant”), a closed-end, non-diversified management investment company organized as a Delaware corporation, hereby submits this Application (the “Application”) for an order of the U.S. Securities and Exchange Commission (the “Commission,” and such order, the “Order”) pursuant to Section 17(b) of the Investment Company Act of 1940 (the “1940 Act”), exempting an In-Kind Repurchase Offer (as defined in Section II.B below) for the Fund’s shares of common stock, in accordance with the conditions described below, from the provisions of Section 17(a) of the 1940 Act.

Applicant requests this Order to the extent necessary to permit any common stockholders of the Fund who are “affiliated persons” of the Fund within the meaning of Section 2(a)(3)(A) of the 1940 Act or second-tier affiliates of the Fund because the External Advisers (defined below) are affiliates of the Fund within the meaning of Section 2(a)(3)(E) of the 1940 Act (each, an “Affiliated Stockholder”) to participate in the proposed In-Kind Repurchase Offer.

II.	THE PROPOSED IN-KIND REPURCHASE OFFER

A.	BACKGROUND

On June 13, 2017, Yahoo! Inc. completed the sale of its operating business to Verizon Communications Inc. On June 16, 2017, Yahoo! Inc. changed its name to “Altaba Inc.” and filed a Notification of Registration on Form N-8A and a Registration Statement on Form N-2 with the Commission in order to register as a closed-end investment company under the 1940 Act (collectively, the “Verizon Transaction”). The Fund’s shares trade on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “AABA”. As a closed-end investment company, Applicant differs from an open-end investment company (i.e., a mutual fund) in that it does not redeem its shares at the election of a stockholder and does not continuously offer its shares for sale to the public.

Applicant’s Board of Directors (the “Board”) is composed of a majority of directors who are not “interested persons,” as defined in Section 2(a)(19) of the 1940 Act (“Independent Directors”). Currently, four out of the Fund’s five directors are Independent Directors. These Independent Directors are responsible for the nomination of their successors and frequently meet in executive session at meetings of the Board. The Fund is internally managed by its executive officers under the supervision of the Board and does not currently intend to depend on a third-party investment adviser, except that the Fund has hired BlackRock Advisors, LLC (“BlackRock”) and Morgan Stanley Smith Barney LLC (“Morgan Stanley” and, together with BlackRock, the “External Advisers”) as external investment advisers to manage its Marketable Debt Securities Portfolio (defined below).

As of March 31, 2018, the Fund’s assets consisted of the following (amounts approximated)1:

•	$70 billion of Alibaba Group Holding Limited (“Alibaba”) ordinary shares and American Depositary Shares (“Alibaba ADSs”, and together with the Alibaba ordinary shares, “Alibaba shares”) (approximately 80 percent of the Fund’s total assets);[2]

•	$9.4 billion of Yahoo Japan Corporation (“Yahoo Japan”) shares of common stock (“Yahoo Japan shares”) (approximately 11 percent of the Fund’s total assets);[3]

•	$70 million of miscellaneous investments in equity securities and warrants issued by private and public operating companies (“Minority Investments”) (approximately 0.1 percent of the Fund’s total assets);

•	$7.5 billion of cash, cash equivalents, and short-term marketable debt securities (the “Marketable Debt Securities Portfolio”) (approximately 8 percent of the Fund’s total assets); and

•	$650 million in a portfolio of intellectual property assets held in a wholly-owned subsidiary, Excalibur IP, LLC (“Excalibur”), which owns a portfolio of patent assets (the “Excalibur IP Assets”) (approximately 1 percent of the Fund’s total assets).

Since March 31, 2018, the Fund has not sold a material amount of any of the assets set forth above, except that as of May 31, 2018, the Fund has sold approximately $108 million of Yahoo Japan shares on the Tokyo Stock Exchange. In addition, since March 31, 2018, the Fund has used approximately $1.2 billion of its cash to repurchase shares of its common stock pursuant to the February 2018 Share Repurchase Program (defined below).

Based on the numbers set forth above (adjusted to reflect the sales and share repurchases noted above) and assuming (i) the In-Kind Repurchase Offer is fully subscribed, (ii) the closing price of the Alibaba shares on the NYSE on March 31, 2018, is the price used both as the VWAP (as defined below) for purposes of the In-Kind Repurchase Offer and for purposes of determining the value of the Fund’s remaining Alibaba shares and (iii) the Fund sells Alibaba shares with a value of approximately $5.7 billion to pay taxes incurred in connection with, and to cover the Cash Portion (as defined below) of, the In-Kind Repurchase Offer, then following completion of the In-Kind Repurchase Offer, Alibaba shares would represent approximately 76 percent, the Yahoo Japan shares would represent approximately 14 percent, the miscellaneous investment would represent approximately 0.1 percent, the Marketable Debt Securities Portfolio would represent approximately 9 percent and Excalibur would represent approximately 1 percent of the Funds total assets.

[1]	Based on the Fund’s most recent Quarterly Schedule of Portfolio Holdings on Form N-Q for the period ended March 31, 2018, filed on April 23, 2018.
[2]	Alibaba ADSs are listed and traded on the New York Stock Exchange (the “NYSE”) under the symbol “BABA”. Alibaba ADSs are registered under Section 12 of the Securities Exchange Act of 1934 (the “1934 Act”).
[3]	Yahoo Japan shares are listed and traded on the Tokyo Stock Exchange. Yahoo Japan is an exempt foreign private issuer under Rule 12g3-2(b) under the 1934 Act.

The Fund has hired the External Advisers to manage its Marketable Debt Securities Portfolio (excluding cash held in escrow accounts). Each External Adviser is an investment adviser registered under the Investment Advisers Act of 1940 and manages approximately half of the Marketable Debt Securities Portfolio. The Fund has entered into investment advisory agreements with each of the External Advisers pursuant to which the External Advisers provide investment advisory services to the Fund solely with respect to the Marketable Debt Securities Portfolio and neither External Adviser manages the Fund’s primary assets: the Alibaba shares and the Yahoo Japan shares. Neither External Adviser sponsored the Fund. No director, officer or employee of the External Advisers or their affiliates serves as a director, officer or employee of the Fund nor have they nominated any person to serve as a director of the Fund. For the foregoing reasons, the Fund believes that neither External Adviser “controls” the Fund within the meaning of Section 2(a)(9) of the 1940 Act.

1.	Investment Objective and Policies

The Fund’s investment objective is to seek to increase the price per share at which its common stock trades relative to the then-current values of its principal underlying assets, the Alibaba shares and Yahoo Japan shares. It seeks to do this by reducing the discount at which it trades relative to the underlying value of its net assets (before giving effect to deferred taxes on unrealized appreciation, which sometimes is referred to in this Application as “pre-tax net asset value”) while simplifying its net asset base and returning capital to its stockholders in ways that are accretive and increase stockholder value.

As noted above, in addition to the Alibaba shares and Yahoo Japan shares, the Fund also owns the Minority Investments, Excalibur, and the Marketable Debt Securities Portfolio. The Fund currently intends to sell the Yahoo Japan shares and Minority Investments over time. The Fund also currently intends to sell Excalibur, though the Fund may seek to sell certain of the Excalibur IP Assets or to license the Excalibur IP Assets if the Board believes that doing so is in the best interest of the Fund’s stockholders. The Fund currently intends to return substantially all of its cash, including any new cash generated by asset sales, to stockholders over time through stock repurchases and distributions. The timing and method of any return of capital will be determined by the Board. Stock repurchases may take place in the open market, including under Rule 10b5-1 plans or in a tender offer, or in privately negotiated transactions, including structured and derivative transactions such as accelerated share repurchase transactions. The Fund will, however, retain sufficient cash to satisfy its obligations to creditors and working capital requirements which will vary over time depending upon, among other factors, the cost of cash-settling any conversion obligations under its approximately $1.37 billion in outstanding principal amount of 0.00% convertible notes due 2018, repaying amounts borrowed under its margin loan, the Fund’s potential obligations with respect to potential liabilities, and whether the income from the Fund’s investments is sufficient to cover its expenses.

2.	Measures to Address the Discount from Net Asset Value

As of December 31, 2017, the Fund had 824,921,315 shares of common stock outstanding. From January 1, 2018 through March 31, 2018, the Fund’s common stock traded at a discount to pre-tax net asset value ranging from 25.2% per share to 27.1% per share and a discount to after-tax net asset value ranging from 6.8% per share to 9.7% per share.

Applicant has taken different measures in an effort to address the discount to net asset value at which its shares trade and to return capital to its stockholders. On July 26, 2017, the Board authorized a share repurchase program (the “2017 Share Repurchase Program”), pursuant to which the Fund was authorized, from time to time, to purchase up to $5 billion of its common stock. From the commencement of the 2017 Share Repurchase Program in August 2017 through December 31, 2017, the Fund repurchased for cash approximately 73.9 million shares of its common stock at an average price of $67.75 per share, for a total of approximately $5 billion.

On February 20, 2018, the Board authorized a new share repurchase program (the “February 2018 Share Repurchase Program”), pursuant to which the Fund may, from time to time, purchase up to $5 billion of its common stock. From the commencement of the February 2018 Share Repurchase Program through May 31, 2018, the Fund repurchased for cash approximately 24.4 million shares of its common stock at an average price of $73.21 per share, for a total of approximately $1.8 billion, leaving an unutilized authorization as of May 31, 2018 of $3.2 billion.

3.	The Proposed In-Kind Repurchase Offer

The Fund desires to conduct an In-Kind Repurchase Offer to repurchase up to 195,000,000 shares of the Fund’s common stock, representing approximately 24% of the Fund’s outstanding shares, as further described immediately below. The Board approved the In-Kind Repurchase Offer on June 4, 2018.

B.	STRUCTURE OF THE IN-KIND REPURCHASE OFFER

Applicant is applying to the Commission for the Order to permit Affiliated Stockholders to participate in an In-Kind Repurchase Offer for less than all of the Applicant’s outstanding shares.4

[4]	Based on the latest filings of Fund stockholders with the Commission, the Fund has two stockholders that own more than 5% of the Fund’s outstanding common stock: TCI Fund Management Limited owns 9.7%, David Filo owns 6.9% and Canyon Capital Advisors, LLC owns 5.2%. Aside from these stockholders, a review of stockholder filings with the Commission does not indicate any stockholder of the Fund owning more than 5% of the Fund’s outstanding shares. See Section III.A.1. In addition, funds managed by the External Advisers may be deemed to be second-tier affiliates of the Fund because each External Adviser is an affiliate of the Fund under Section 2(a)(3)(E) of the 1940 Act and funds managed by the External Advisers may be affiliates of the External Advisers under Section 2(a)(3)(C) of the 1940 Act.

If the Order is granted, Applicant proposes to complete a tender offer in accordance with Section 23(c)(2) of the 1940 Act and Rule 13e-4 under the 1934 Act. The In-Kind Repurchase Offer would be for up to 195,000,000 shares of the Fund’s common stock, representing approximately 24% of Applicant’s outstanding shares. Payment for any shares repurchased during the In-Kind Repurchase Offer will be made in-kind through a pro rata distribution of Alibaba ADSs and cash and would be subject to the terms and conditions set forth below (the “In-Kind Repurchase Offer”). If a greater number of shares is tendered for repurchase than the total amount offered to be repurchased in the In-Kind Repurchase Offer, each participating stockholder (other than “odd lot” holders) will receive a pro rata share of the distribution in proportion to the total shares accepted for repurchase by Applicant.

The Fund proposes to distribute only Alibaba ADSs and cash in connection with the In-Kind Repurchase Offer. As noted above, Alibaba shares represent approximately 80% of the Fund’s total assets, and the Fund believes that most of its investors own shares of the Fund’s common stock primarily to obtain exposure to Alibaba shares. This belief is supported by the trading history of the Fund’s common stock since the completion of the Verizon Transaction which shows that changes in the price of the Fund’s common stock on Nasdaq closely track changes in the price of Alibaba ADSs on the NYSE. In addition, the Alibaba ADSs are publicly traded on a United States stock exchange like shares of the Fund’s common stock, which the Fund believes should minimize any difficulties stockholders of the Fund may have in receiving securities in kind if they elect to participate in the In-Kind Repurchase Offer, and which should make it easier for more of the Fund’s stockholders to participate in the In-Kind Repurchase Offer.

Alibaba ADSs offered and exchanged to stockholders through the In-Kind Repurchase Offer will be valued by the Applicant for purposes of setting the exchange ratio used in connection with the In-Kind Repurchase Offer using the same process used for valuing such shares in connection with calculating Applicant’s net asset value. To the extent the Fund does not have a sufficient number of Alibaba ADSs, it will convert Alibaba ordinary shares to Alibaba ADSs for the purpose of distributing Alibaba ADSs to stockholders through the In-Kind Repurchase Offer.

For each Fund share tendered, a stockholder will receive a combination of Alibaba ADSs and cash in accordance with the following:

(1)	The number of Alibaba ADSs to be exchanged per tendered Fund share will be based on a fixed exchange ratio of 0.35 Alibaba ADSs for each Fund share. The ratio will be fixed at the commencement of the In-Kind Repurchase Offer and will not change unless the In-Kind Repurchase Offer is amended.

(2)	The amount of cash to be paid per tendered Fund share (the “Cash Portion”) will be equal to a fixed multiple of 0.05 applied to the volume weighted average price (“VWAP”) for Alibaba ADSs on the second to last full trading day of the In-Kind Repurchase Offer. For example, with a fixed multiple of 0.05, if the Alibaba VWAP is $170, the Cash Portion to be paid for each Fund share tendered would be $8.50. The multiple used to calculate the Cash Portion will be fixed at the commencement of the In-Kind Repurchase Offer and would not change unless the offer is amended.

(3)	Both the fixed exchange ratio for Alibaba ADSs and the fixed multiple used to determine the Cash Portion will be determined prior to the commencement of the In-Kind Repurchase Offer and will represent an aggregate price greater than the then current market price per share of the Fund’s common stock but less than the then current net asset value per share of the Fund’s common stock.

(4)	Stockholders will not be given a choice as to the amount or form of consideration. Each tendering stockholder will receive, for each Fund share tendered, the same number of Alibaba ADSs and the same amount of cash. The Fund will distribute cash in lieu of securities held in its portfolio not amounting to round lots (or which would not amount to round lots if included in the in-kind distribution).

In connection with the In-Kind Repurchase Offer, Applicant has filed a tender offer statement under Rule 13e-4 of the 1934 Act and certain ancillary documents (collectively, the “Tender Offer Statement”). The Alibaba ADSs distributed in connection with the In-Kind Repurchase Offer will be offered and exchanged pursuant to the exemption from registration under the 1933 Act provided by Section 4(a)(1) of the 1933 Act.

Because the Fund is taxed as a C corporation under the Internal Revenue Code, it will recognize gain for U.S. Federal income tax purposes on the distribution in-kind of appreciated Alibaba ADSs to participating stockholders pursuant to the In-Kind Repurchase Offer as if the Fund sold such Alibaba ADSs for their fair market value. In addition, participating stockholders will generally recognize capital gain or loss in connection with the receipt of Alibaba ADSs and cash pursuant to the In-Kind Repurchase Offer. Non-participating stockholders of the Fund will not recognize any gain or loss as a consequence of the distribution of Alibaba ADSs and cash to the participating stockholders. The Tender Offer Statement will fully disclose the tax consequences of the In-Kind Repurchase Offer to the Fund’s stockholders.

Concurrently with or prior to the consummation of the In-Kind Repurchase Offer, Applicant intends to sell a portion of its Alibaba ADSs in order to generate sufficient cash to pay the corporate-level taxes due on such sales and on the distribution of Alibaba ADSs pursuant to the In-Kind Repurchase Offer, and possibly to pay some or all of the Cash Portion of the In-Kind Repurchase Offer (the “Resale”).

The closing of the In-Kind Repurchase Offer is conditioned on, among other things, the closing of the corresponding Resale and Applicant receiving the Order from the Commission.

C.	ADVANTAGES OF AN IN-KIND REPURCHASE OFFER

Making payment for the Fund’s shares in kind will provide potential benefits to both participating and non-participating stockholders. These benefits arise from Applicant’s large holdings of Alibaba shares. As discussed below in more detail, potential benefits of the In-Kind Repurchase Offer include:

•	minimizing disruption to the market price of Alibaba ADSs relative to a sale of Alibaba ADSs to raise cash to finance a cash tender offer and therefore minimizing the impact on the investments of stockholders who remain invested in Applicant after the In-Kind Repurchase Offer or who own Alibaba ADSs outside the Fund;

•	minimizing transaction costs associated with selling shares to conduct a cash tender offer; and

•	enhancing liquidity of Alibaba ADSs for Applicant’s stockholders when stockholders own Alibaba ADSs directly instead of indirectly through the Fund.

1.	Minimizing Disruption of Market Price

Selling a large amount of Alibaba ADSs to raise cash to finance a cash tender offer could result in a loss of value and disruption of the market price of Alibaba ADSs. The Fund believes that such a disruption to the market price of Alibaba ADSs will be minimized by the In-Kind Repurchase Offer because it will not need to sell as large an amount of Alibaba ADSs in a short period of time in order to fund a cash tender offer, and instead it will be required to sell only a sufficient amount of Alibaba ADSs to pay taxes and, potentially, all or a portion of the Cash Portion.

2.	Minimizing Transaction Costs

Selling portfolio securities to raise cash to finance a cash tender offer would cause the Fund to incur substantial brokerage commissions and other transaction and legal costs which would not be incurred in the case of an in-kind offer. On the other hand, legal fees and expenses incurred by the Fund to obtain regulatory approvals required for the In-Kind Repurchase Offer are expected to be greater than in the case of a cash tender offer.

Although a numerical comparison between the transaction and legal costs for a cash tender offer versus those for the In-Kind Repurchase Offer cannot be made with precision, the Fund believes that the additional transaction costs required to conduct the In-Kind Repurchase Offer, if any, would be dwarfed by the transaction costs associated with selling Alibaba ADSs to raise cash to conduct a cash tender offer. Selling portfolio securities to raise cash to finance a cash tender offer would likely cause the Fund to sell the securities at a discount that would not be incurred in the case of an in-kind offer. In addition, generally speaking, the Fund’s stockholders fall into two categories — (i) those that have hedged the Fund’s ownership of Alibaba ADSs and (ii) those that seek a long-term investment exposure to the Alibaba shares through owning shares of the Fund’s common stock and have not hedged. In the case of the In-Kind Repurchase Offer, participating stockholders in the first group will generally take the Alibaba ADSs received and cover their short position and stockholders in the second group are likely to continue to hold the Alibaba ADSs received, in both cases without incurring additional transaction costs. If the Fund were to utilize a cash sale and cash tender in lieu of the In-Kind Repurchase Offer, significant portions of the participating stockholders would be required to use the cash proceeds from the cash tender and buy Alibaba shares in the market (to cover their short positions or hold the stock, respectively) and such buying would incur additional transaction costs. In summary, the cash sale and tender would likely incur significant additional transaction costs on both sides of the transaction as the same shares would be essentially sold by the Fund only to have to be re-purchased by many of the Fund’s stockholders participating in the cash tender. The In-Kind Repurchase Offer essentially eliminates these transaction expenses, which could be quite significant — for example, just on the sell-side of the transaction, if the Fund were to sell $15 billion of Alibaba ADSs to fund a cash tender in lieu of an in-kind offer of the same magnitude and it required a 3% block discount to effect such a sale, this would represent $450 million in lost value to Fund stockholders (before even giving effect to the incremental transaction expenses involved in participating stockholders buying Alibaba ADSs post tender).

3.	Enhancing Liquidity

The In-Kind Repurchase Offer will provide enhanced liquidity for Applicant’s stockholders, a goal that is in the best interests of all of Applicant’s stockholders. Applicant believes that stockholders will find it attractive to receive Applicant’s Alibaba ADSs and own them directly for their own investment management purposes instead of owning them indirectly through the Fund, which also holds other investments. The In-Kind Repurchase Offer will allow investors to hold or reduce their investments in Alibaba ADSs by selling off the Alibaba ADSs to the extent they so desire. Furthermore, to the extent a stockholder has sold Alibaba ADSs short to hedge its long position in Fund shares, it would be able to use Alibaba ADSs it receives in kind to close all or a portion of its short position.

III.	DISCUSSION OF APPLICABLE LAW

A.	DISTRIBUTIONS OF ALIBABA ADSs TO AFFILIATED PERSONS

Applicant requests relief under Section 17(b) from the provisions of Sections 17(a)(1) and 17(a)(2) of the 1940 Act to the extent necessary to permit Affiliated Stockholders to participate in distributions of Alibaba ADSs pursuant to the In-Kind Repurchase Offer. The relief sought will extend only to Affiliated Stockholders who are (i) “affiliated persons” within the meaning of Section 2(a)(3)(A) or (ii) second-tier affiliates of the Fund because they are funds managed by the External Advisers, and therefore potentially controlled by, the External Advisers, which are affiliates of the Fund within the meaning of Section 2(a)(3)(E) of the 1940 Act, and will not extend to persons who are “affiliated persons” within the meaning of Section 2(a)(3)(B) through (D) or Section 2(a)(3)(F) of the 1940 Act.

Section 17(a)(1) of the 1940 Act, in relevant part, prohibits any affiliated person of a registered investment company, or any affiliated person of such a person, acting as principal, from knowingly selling any security or other property to that company. Section 17(a)(2) of the 1940 Act generally prohibits any of the persons described above, acting as principal, from knowingly purchasing any security or other property from the registered investment company.

Sections 2(a)(3)(A) and (E) of the 1940 Act define the term “affiliated person” in relevant part as “any person directly or indirectly owning, controlling, or holding with power to vote, five per centum or more of the outstanding voting securities of such other person” and “. . . any investment adviser [of an investment company] . . . .” Funds managed by the External Advisers may be second-tier affiliates of the Fund because the External Advisers may control them. Unless the Commission, upon application, grants an exemption, the participation of an Affiliated Stockholder in the In-Kind Repurchase Offer would be prohibited by Sections 17(a)(1) and 17(a)(2) if the In-Kind Repurchase Offer were deemed to involve the “sale” by an Affiliated Stockholder of Applicant’s securities to Applicant, or the “purchase” of Applicant’s portfolio securities (of which Applicant is not the issuer) by an Affiliated Stockholder.5 Applicant therefore requests that the Commission grant an exemption from Section 17(a) to the extent necessary to permit the participation of Affiliated Stockholders in the In-Kind Repurchase Offer.

[5]	See, e.g., The Singapore Fund, Inc., Investment Company Act Release No. 29880 (Order) (Dec. 8, 2011); The Chile Fund, Inc., Investment Company Act Release No. 29194 (Order) (March 30, 2010); The Korea Fund, Inc., Investment Company Act Release No. 26911 (Order) (June 20, 2005); Mexico Fund, Inc., Investment Company Act Release No. 25593 (May 28, 2002) (Order).

1.	Basis for Relief

Section 17(b) of the 1940 Act provides:

Notwithstanding subsection (a), any person may file with the Commission an application for an order exempting a proposed transaction of the applicant from one or more provisions of that subsection. The Commission shall grant such application and issue such order of exemption if evidence establishes that

(1) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned;

(2) the proposed transaction is consistent with the policy of each registered investment company concerned, as recited in its registration statement and reports filed under this title; and

(3) the proposed transaction is consistent with the general purposes of this title.

Applicant seeks exemptive relief pursuant to Section 17(b) of the 1940 Act because the proposed In-Kind Repurchase Offer may constitute a “proposed transaction” for purposes of Section 17(b). Applicant seeks exemptive relief pursuant to Section 17(b) with respect to Affiliated Stockholders of Applicant who would otherwise be unable to participate in the In-Kind Repurchase Offer under Section 17(a) of the 1940 Act. The table below presents stockholders who own at least 5% of the outstanding shares of Applicant as of their most recent Schedule 13D or 13G filings and may wish to participate in the In-Kind Repurchase Offer.

Affiliated Stockholder	Number of Shares	Percentage of Outstanding Shares Owned
TCI Fund Management Limited[6]	79,773,273	9.7%
David Filo[7]	60,623,562	6.9%
Canyon Capital Advisors, LLC[8]	43,278,522	5.2%

Applicant currently is not aware of any other person who may be deemed an “affiliated person” of Applicant within the meaning of Section 2(a)(3)(A) of the 1940 Act.

[6]	Based on the most recent Schedule 13G/A filed by TCI Fund Management Limited on March 15, 2018.
[7]	Based on the most recent Schedule 13D filed by David Filo on February 2, 2018.
[8]	Based on the most recent Schedule 13F filed by Canyon Capital Advisors on June 21, 2018.

2.	Fairness of the Terms of the Proposed In-Kind Repurchase Offer

The Board, which is comprised of a majority of Independent Directors, has considered the terms of the In-Kind Repurchase Offer and has determined that the terms are reasonable and fair to all stockholders and do not involve overreaching on the part of any person concerned. In particular, no Affiliated Stockholder (including the External Advisers) has had, nor will have, any influence on the determination of the terms for the In-Kind Repurchase Offer. As described below, none of the terms of the In-Kind Repurchase Offer should be viewed as benefitting (or even providing an opportunity to benefit) any stockholder over any other stockholder.

First, Applicant will pay each stockholder participating in the In-Kind Repurchase Offer for each Fund share tendered, the same number of Alibaba ADSs. Stockholders will not be given a choice as to the amount or form of consideration.

Second, the number of Alibaba shares to be exchanged per tendered Fund share will be based on a fixed exchange ratio. The Fund will value Alibaba ADSs for purposes of setting the exchange ratio used in connection with the In-Kind Repurchase Offer using the same method it uses to value its Alibaba ADSs when calculating net asset value per share in accordance with Section 2(a)(41) of the 1940 Act, which would be an objective, verifiable standard that removes any discretion of an Affiliated Stockholder to conduct the In-Kind Repurchase Offer at a price that would be beneficial or detrimental to the interests of any particular stockholder. Alibaba ADSs are listed and traded on the NYSE, a securities markets for which quoted prices are publicly available.

Third, the Cash Portion will be equal to a fixed multiple applied to the VWAP for Alibaba ADSs on the second to last full trading day of the In-Kind Repurchase Offer. Each tendering stockholder will receive, for each Fund share tendered, the same amount of cash.

Fourth, as part of the In-Kind Repurchase Offer materials, Applicant will provide to each stockholder a Tender Offer Statement that will assist all stockholders in evaluating whether or not they should participate in such In-Kind Repurchase Offer. Stockholders will further be informed of their continued ability to sell their Fund shares through the Nasdaq. The Fund also will provide a toll-free telephone number that stockholders can use to obtain answers to any questions they might have.

Fifth, Applicant will take steps to ensure that tendering shares and receiving Alibaba ADSs and cash as consideration will be efficient and practical for stockholders who desire to participate in the In-Kind Repurchase Offer.

3.	Consistency with General Purposes of the 1940 Act

Two of the general purposes of the 1940 Act are to protect security holders of investment companies from discrimination among holders of securities issued by such companies, and to prevent self-dealing by investment company affiliates harmful to other security holders. The 1940 Act explicitly recognizes that “the national public interest and the interest of investors are adversely affected . . . when investment companies are organized, operated, managed, or their portfolio securities are selected, in the interest of . .. other affiliated persons thereof . . . rather than in the interest of all classes of such companies’ security holders.”9 By ensuring that no party that may influence the In-Kind Repurchase Offer will be able to select, or influence the selection of, the securities to be offered and exchanged in-kind or their valuation, and that all stockholders’ interests are equally protected, the terms of Applicant’s In-Kind Repurchase Offer are consistent with the above objectives and meet the general objective of fairness intended by the provisions, policies and purposes of Section 1(b)(2) of the 1940 Act. Applicant also believes that the In-Kind Repurchase Offer is consistent with the general purposes of the 1940 Act because Affiliated Stockholders would not receive any advantage or special benefit not available to any other stockholder participating in the In-Kind Repurchase Offer.

The terms of the In-Kind Repurchase Offer will protect the Fund’s stockholders from discrimination and self-dealing because the In-Kind Repurchase Offer will be paid with a pro rata distribution of the Fund’s Alibaba ADSs and cash. In this regard, all participating stockholders (other than “odd lot” holders) will be subject to the same calculation of the pro rata distribution of Applicant’s Alibaba ADSs, including the payment of a portion of a stockholder’s repurchase in cash. As a result, no party with the ability and the pecuniary incentive to influence the In-Kind Repurchase Offer will be able to select, or influence the selection of, the securities to be offered and exchanged in-kind or their valuation. Any participant’s ability to influence the In-Kind Repurchase Offer will likely be further limited by the condition to this Application that distributed securities will be valued in the same manner as they would be valued for the purposes of computing Applicant’s net asset value. Thus, for each Applicant share repurchased, all tendering stockholders will receive the same in-kind distribution of Alibaba ADSs and cash and the affiliated or non-affiliated status of any participating stockholder will be irrelevant.

4.	Consistency with Investment and Other Policies

The In-Kind Repurchase Offer is consistent with Applicant’s investment policies, which do not restrict Applicant’s ability to conduct the In-Kind Repurchase Offer. In addition, the In-Kind Repurchase Offer could further Applicant’s investment objective of increasing the price per share at which it trades relative to the then-current values of its principal underlying assets, by minimizing transaction costs and disruption of Applicant’s investment program and net asset value per share.

Applicant will also conduct the In-Kind Repurchase Offer in a manner consistent with its Certificate of Incorporation, By-Laws, registration statement filed under the 1933 and 1940 Acts, and annual reports and other reports filed under the federal securities laws.

5.	Relief Benefits All Stockholders

The In-Kind Repurchase Offer is intended to benefit all of Applicant’s stockholders and should enable Applicant to ameliorate certain costs associated with a cash repurchase offer. Although the Applicant will need to sell Alibaba ADSs to raise cash to pay taxes, conducting the In-Kind Repurchase Offer will allow Applicant to avoid selling substantially larger amounts of Alibaba ADSs to pay cash to participating stockholders, which could negatively affect the market value and realized value of its Alibaba ADSs. The value of Applicant’s remaining

[9]	15 U.S.C. § 80a-1(b)(2) (2010).

holdings of securities and, correspondingly, Applicant’s net asset value per share thus is less likely to decline or to decline as much due to the In-Kind Repurchase Offer. In addition, satisfying the offer in-kind will remove the greater brokerage expenses Applicant would otherwise pay for selling a larger amount of its portfolio securities.

* * *

Applicant therefore believes that the exemptive relief requested satisfies the standards enumerated in Section 17(b) of the 1940 Act.

B.	PRECEDENT

The Commission has provided exemptive relief on prior occasions to closed-end investment companies to permit Affiliated Stockholders to participate in in-kind repurchase offers pursuant to Section 17(b).10

IV.	APPLICANT’S CONDITIONS

Applicant agrees that any Order granting the requested relief will be subject to the following conditions:

1. Applicant will distribute to stockholders participating in the In-Kind Repurchase Offer cash and an in-kind pro rata distribution of Alibaba ADSs which represent approximately 80% of the Fund’s total assets and are publicly traded on a United States stock exchange like shares of the Fund’s common stock. The number of Alibaba shares to be exchanged per tendered Fund share will be based on a fixed exchange ratio. The Cash Portion will be equal to a fixed multiple applied to the VWAP for Alibaba ADSs on the second to last full trading day of the In-Kind Repurchase Offer. Stockholders will not be given a choice as to the amount or form of consideration. Each tendering stockholder will receive, for each Fund share tendered, the same number of Alibaba ADSs and the same amount of cash.

[10]	With regard to exemptive relief granted only pursuant to Section 17(b), see, e.g., Scudder Spain and Portugal Fund, Inc., Investment Company Act Release No. 23425 (Sept. 2, 1998) (Notice), Investment Company Act Release No. 23467 (Sept. 25, 1998) (Order); Cypress Fund Inc., Investment Company Act Release No. 17900 (Dec. 5, 1990) (Notice), Investment Company Act Release No. 17931 (Jan. 2, 1991) (Order); Mexico Fund, Inc., Investment Company Act Release No. 25564 (May 1, 2002) (Notice), Investment Company Act Release No. 25593 (May 28, 2002) (Order); The Chile Fund, Inc., Investment Company Act Release No. 29194 (Order) (March 30, 2010); The Singapore Fund, Inc., Investment Company Act Release No. 29880 (Order) (Dec. 8, 2011).

2. The Alibaba ADSs offered and exchanged to stockholders pursuant to the In-Kind Repurchase Offer are securities that are listed on a public securities market for which quoted bid and asked prices are available.

3. The Alibaba ADSs offered and exchanged to stockholders pursuant to the In-Kind Repurchase Offer will be valued in the same manner as they would be valued for purposes of computing Applicant’s net asset value, consistent with the requirements of Section 2(a)(41) of the 1940 Act.

4. Applicant will maintain and preserve for a period of not less than six years from the end of the fiscal year in which the In-Kind Repurchase Offer occurs, the first two years in an easily accessible place, a written record of the In-Kind Repurchase Offer, that includes the identity of each stockholder of record that participated in the In-Kind Repurchase Offer, whether that stockholder was an Affiliated Stockholder, a description of each security distributed, the terms of the distribution, and the information or materials upon which the valuation was made.

V.	PROCEDURAL COMPLIANCE

The Board of the Fund has adopted the following resolutions authorizing the execution and filing of this Application.

RESOLVED: that the appropriate officers of the Fund be, and each of them hereby is, authorized and directed in the name and on behalf of the Fund to prepare, execute and file with the Securities and Exchange Commission an application or applications and any exhibits and amendments thereto pursuant to Section 17(b) of the Investment Company Act of 1940 (the “1940 Act”) for an order granting an exemption from Section 17(a) of the 1940 Act, permitting the Fund to make an in-kind repurchase of Fund shares in which certain affiliated persons of the Fund would be permitted to participate; with such modifications thereto as the officer or officers executing the same shall approve, the execution and delivery thereof by such officer or officers to the Fund to be deemed conclusive evidence of the approval by the Fund of the form, terms and conditions thereof; and be it

FURTHER RESOLVED: that the appropriate officers of the Fund be, and each of them hereby is, authorized and directed in the name and on behalf of the Fund to make, execute, file and deliver any and all consents, certificates, documents, instruments, amendments, papers or writings as may be necessary or desirable in connection with or in furtherance of the foregoing, and to do any and all other acts necessary or desirable to effectuate the foregoing resolutions, the execution and delivery thereof by such officer or officers of the Fund to be deemed conclusive evidence of the approval by the Fund of the form, terms and conditions thereof.

Pursuant to Rule 0-2(c) under the 1940 Act, the Applicant hereby states that the person signing and filing this Application on its behalf is fully authorized to do so, that under the provisions of the Certificate of Incorporation, By-Laws or similar governing documents, as applicable, of the Applicant, responsibility for the management of the affairs of the Applicant is vested in its board of directors or its officers, as the case may be, and that the Applicant has complied with all requirements for the execution and filing of this Application in its name and on its behalf.

This verification required by Rule 0-2(d) is attached to this Application as Exhibit A.

Pursuant to Rule 0-2(f) under the 1940 Act, the Applicant further states that:

(a)	The address of the Applicant is as follows:

Arthur Chong

Altaba Inc.

140 East 45th Street, 15th Floor

New York, New York 10017

(b)	Any questions regarding this Application should be directed to:

Michael Hoffman

Marc Packer

Skadden, Arps, Slate, Meagher & Flom LLP

4 Times Square

New York, New York 10036

(212) 735-3406

VI.	CONCLUSION

For the reasons stated above, Applicant submits that the relief requested pursuant to Section 17(b) of the 1940 Act will be consistent with the protection of investors and will insure that Applicant does not unfairly discriminate against any of Applicant’s stockholders. Applicant desires that the Commission issue the requested Order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

* * *

This Application has been duly executed as of the 28th day of June, 2018 by the undersigned officer of the Applicant.

ALTABA INC.

By:	/s/ Alexi A. Wellman
	Name:	Alexi A. Wellman
	Title:	Chief Financial and Accounting
Officer

EXHIBIT INDEX

Page

A.	Verification of Altaba Inc.	A-2

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EXHIBIT A

VERIFICATION

ALTABA INC.

The undersigned states that she has duly executed the attached Application, dated June 28, 2018, for and on behalf of Altaba, Inc.; that she is the Chief Financial and Accounting Officer of Altaba Inc.; and that all action by the stockholders, directors and other bodies of such Applicant necessary to authorize the undersigned to execute and file such Application has been taken. The undersigned further states that she is familiar with such Application, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By:	/s/ Alexi A. Wellman
Alexi A. Wellman
Chief Financial and Accounting Officer

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